EXHIBIT 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United

Kingdom

Update—Routine announcements in the period to June 3, 2021

June 1, 2021

FERGUSON PLC

(THE “COMPANY”)

NOTIFICATION OF TOTAL VOTING RIGHTS AND CAPITAL IN THE COMPANY

In accordance with DTR 5.6.1, the Company hereby notifies the following:

The Company’s issued share capital as at May 31, 2021 consisted of 232,171,182 ordinary shares of 10 pence each (“Ordinary Shares”), of which 8,734,347 Ordinary Shares were held in treasury as at the date of this disclosure. The voting rights of treasury shares are automatically suspended.

Therefore, the total voting rights in the Company is 223,436,835. This figure may be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules and the Company’s Articles of Association.

Enquiries:

Graham Middlemiss, Group Company Secretary

(0118 927 3800)

June 1, 2021

June 2, 2021

Ferguson plc (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Murphy
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2020 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£43.15	127
GBP – British Pound
d)	Aggregated information - Aggregated volume - Price	Not applicable £5,480.05
e)	Date of the transaction	2021-05-28; UTC time
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Brundage
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2020 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£43.15	127
GBP – British Pound
d)	Aggregated information - Aggregated volume - Price	Not applicable £5,480.05
e)	Date of the transaction	2021-05-28; UTC time
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alex Hutcherson
2	Reason for the notification
a)	Position/status	Chief Operating Officer, USA
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2020 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£43.15	127
GBP – British Pound
d)	Aggregated information - Aggregated volume - Price	Not applicable £5,480.05
e)	Date of the transaction	2021-05-28; UTC time
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Samantha Long
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2020 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£43.15	78
GBP – British Pound
d)	Aggregated information - Aggregated volume - Price	Not applicable £3,365.70
e)	Date of the transaction	2021-05-28; UTC time
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Thees
2	Reason for the notification
a)	Position/status	Senior Vice President
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2020 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£43.15	127
GBP – British Pound
d)	Aggregated information - Aggregated volume - Price	Not applicable £5,480.05
e)	Date of the transaction	2021-05-28; UTC time
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

Enquiries:

Graham Middlemiss, Group Company Secretary

(0118 927 3800)

June 2, 2021